Exhibit 99.1

Constellium Reports Second Quarter 2022 Results

Paris, July 27, 2022 – Constellium SE (NYSE: CSTM) today reported results for the second quarter ended June 30, 2022.

Second quarter 2022 highlights:

•	Shipments of 424 thousand metric tons, up 4% compared to Q2 2021

•	Revenue of €2.3 billion, up 50% compared to Q2 2021

•	Value-Added Revenue (VAR) of €704 million, up 22% compared to Q2 2021

•	Net loss of €32 million compared to net income of €108 million in Q2 2021

•	Adjusted EBITDA of €198 million, up 17% compared to Q2 2021

•	Cash from Operations of €111 million and Free Cash Flow of €60 million

•	Repaid €180 million PGE French Facility and CHF 15 million Swiss Facility

First half 2022 highlights:

•	Shipments of 825 thousand metric tons, up 4% compared to H1 2021

•	Revenue of €4.3 billion, up 49% compared to H1 2021

•	VAR of €1.4 billion, up 22% compared to H1 2021

•	Net income of €147 million compared to net income of €156 million in H1 2021

•	Adjusted EBITDA of €365 million, up 25% compared to H1 2021

•	Cash from Operations of €169 million and Free Cash Flow of €86 million

•	Net debt / LTM Adjusted EBITDA of 3.0x at June 30, 2022

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “I am very proud of the results our team delivered in the second quarter, including record VAR, record Adjusted EBITDA and strong Free Cash Flow generation. Demand remained strong across most end markets during the quarter, and our team continued to execute very well despite significant inflationary pressures. Both P&ARP and AS&I reported record Adjusted EBITDA as continued strength in packaging and industry demand more than offset continued weakness in automotive caused by the semiconductor shortage and other supply chain challenges. A&T reported very strong second quarter Adjusted EBITDA supported by a greater than 50% increase in aerospace shipments compared to the same quarter last year and continued strength in transportation, industry and defense (TID). Lastly, we generated Free Cash Flow of €60 million and reduced our leverage to 3.0x.”

Mr. Germain continued, “Macroeconomic and geopolitical risks remain elevated and we expect inflationary pressures to continue, particularly for inputs like energy and regions more directly affected by the ongoing war in Ukraine. However, I am confident in our ability to continue to execute well through these challenging times. Based on our strong performance in the first half of this year and our current outlook for the second half which assumes no major deterioration on the geopolitical front, we are raising our guidance and now expect Adjusted EBITDA of €670 million to €690 million and Free Cash Flow in excess of €170 million in 2022. Following this, we expect our leverage to decline further by the end of the year. We remain focused on executing our strategy, driving operational performance, generating Free Cash Flow and increasing shareholder value.”

•    Group Summary

	Q2 2022	Q2 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	424	406	4%	825	791	4%
Revenue (€ millions)	2,275	1,518	50%	4,254	2,859	49%
VAR (€ millions)	704	575	22%	1,356	1,112	22%
Net income / (loss) (€ millions)	(32)	108	n.m.	147	156	(6)%
Adjusted EBITDA (€ millions)	198	170	17%	365	291	25%
Adjusted EBITDA per metric ton (€)	468	418	12%	443	368	20%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2022, shipments of 424 thousand metric tons increased 4% compared to the second quarter of last year due to higher shipments in each of our segments. Revenue of €2.3 billion increased 50% compared to the second quarter of the prior year primarily due to higher metal prices, improved price and mix and increased volumes. VAR of €704 million increased 22% compared to the second quarter of the prior year primarily due to improved price and mix, favorable foreign exchange translation and higher volumes, partially offset by unfavorable metal costs due to inflation. The net loss of €32 million compares to net income of €108 million in the second quarter of 2021. Adjusted EBITDA of €198 million increased 17% compared to the second quarter of last year due to stronger results in each of our segments.

For the first half of 2022, shipments of 825 thousand metric tons increased 4% compared to the first half of 2021 on higher shipments in each of our segments. Revenue of €4.3 billion increased 49% compared to the first half of 2021 primarily due to higher metal prices, improved price and mix and increased volumes. VAR of €1.4 billion increased 22% compared to the first half of 2021 primarily due to improved price and mix, higher volumes and favorable foreign exchange translation, partially offset by unfavorable metal costs due to inflation. Net income of €147 million compares to net income of €156 million in the first half of 2021. Adjusted EBITDA of €365 million increased 25% compared to the first half of 2021 on stronger results in each of our segments.

•    Results by Segment

•    Packaging & Automotive Rolled Products (P&ARP)

	Q2 2022	Q2 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	292	284	3%	568	551	3%
Revenue (€ millions)	1,348	907	49%	2,516	1,673	50%
Adjusted EBITDA (€ millions)	95	94	2%	177	162	9%
Adjusted EBITDA per metric ton (€)	327	332	(1)%	312	294	6%

For the second quarter of 2022, Adjusted EBITDA increased 2% compared to the second quarter of 2021 primarily due to improved price and mix, favorable metal costs, favorable foreign exchange translation and higher shipments, largely offset by higher operating costs mainly due to inflation. Shipments of 292 thousand metric tons increased 3% compared to the second quarter of the prior year due to higher shipments of packaging and automotive rolled products. Revenue of €1.3 billion increased 49% compared to the second quarter of 2021 primarily due to higher metal prices and improved price and mix.

For the first half of 2022, Adjusted EBITDA of €177 million increased 9% compared to the first half of 2021 primarily due to improved price and mix, favorable metal costs, favorable foreign exchange translation and higher shipments, partially offset by higher operating costs mainly due to inflation. Shipments of 568 thousand metric tons increased 3% compared to the first half of 2021 on higher shipments of packaging rolled products. Revenue of €2.5 billion increased 50% compared to the first half of 2021 primarily due to higher metal prices.

•    Aerospace & Transportation (A&T)

	Q2 2022	Q2 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	60	53	13%	115	101	14%
Revenue (€ millions)	461	287	61%	846	532	59%
Adjusted EBITDA (€ millions)	63	42	50%	116	61	88%
Adjusted EBITDA per metric ton (€)	1,056	794	33%	1,010	610	66%

For the second quarter of 2022, Adjusted EBITDA increased 50% compared to the second quarter of 2021 primarily due to improved price and mix and higher shipments, partially offset by higher operating costs due to inflation and the production ramp-up in aerospace. Shipments of 60 thousand metric tons increased 13% compared to the second quarter of 2021 on higher shipments of aerospace rolled products. Revenue of €461 million increased 61% compared to the second quarter of 2021 on higher metal prices, improved price and mix and higher shipments.

For the first half of 2022, Adjusted EBITDA of €116 million increased 88% compared to the first half of 2021 primarily due to improved price and mix and higher shipments, partially offset by higher operating costs due to inflation and the production ramp-up in aerospace. Shipments of 115 thousand metric tons increased 14% compared to the first half of 2021 on higher shipments of aerospace and TID rolled products. Revenue of €846 million increased 59% compared to the first half of 2021 primarily due to higher metal prices, improved price and mix and higher shipments.

•    Automotive Structures & Industry (AS&I)

	Q2 2022	Q2 2021	Var.	YTD 2022	YTD 2021	Var.
Shipments (k metric tons)	72	69	4%	142	139	2%
Revenue (€ millions)	501	345	45%	960	695	38%
Adjusted EBITDA (€ millions)	46	41	13%	83	79	6%
Adjusted EBITDA per metric ton (€)	641	587	9%	581	563	3%

For the second quarter of 2022, Adjusted EBITDA increased 13% compared to the second quarter of 2021 primarily due to improved price and mix and higher shipments, partially offset by higher operating costs mainly due to inflation. Shipments of 72 thousand metric tons increased 4% compared to the second quarter of 2021 due to higher shipments of automotive and other extruded products. Revenue of €501 million increased 45% compared to the second quarter of 2021 primarily due to higher metal prices and improved price and mix.

For the first half of 2022, Adjusted EBITDA of €83 million increased 6% compared to the first half of 2021 primarily due to improved price and mix and higher shipments, partially offset by higher operating costs mainly due to inflation. Shipments of 142 thousand metric tons increased 2% compared to the first half of 2021 on higher shipments of other extruded products, partially offset by lower shipments of automotive extruded products. Revenue of €1.0 billion increased 38% compared to the first half of 2021 primarily due to higher metal prices and improved price and mix.

•    Net Income

For the second quarter of 2022, the net loss of €32 million compares to net income of €108 million in the second quarter of the prior year. The decrease in net income is primarily related to a €158 million unfavorable change in unrealized gains and losses on derivatives mostly related to our metal hedging positions and higher selling and administrative expenses, partially offset by higher gross profit and a favorable change in income taxes.

For the first half of 2022, net income of €147 million compares to net income of €156 million in the first half of the prior year. The decrease in net income is primarily related to a €130 million unfavorable change in unrealized gains and losses on derivatives mostly related to our metal hedging positions and higher selling and administrative expenses, partially offset by higher gross profit and lower finance costs.

•    Cash Flow

Free Cash Flow was €86 million in the first half of 2022 compared to €81 million in the first half of the prior year. The increase was primarily due to stronger Adjusted EBITDA and lower cash interest, partially offset by an unfavorable change in working capital, higher cash taxes and increased capital expenditures.

Cash flows from operating activities were €169 million for the first half of 2022 compared to cash flows from operating activities of €148 million in the first half of the prior year. Constellium increased derecognized factored receivables by €10 million for the first half of 2022 compared to a decrease of €14 million in the prior year.

Cash flows used in investing activities were €83 million for the first half of 2022 compared to cash flows used in investing activities of €67 million in the first half of the prior year.

Cash flows used in financing activities were €79 million for the first half of 2022 compared to cash flows used in financing activities of €232 million in the first half of the prior year. In the first half of 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 PGE French Facility due 2022 and the CHF 15 Swiss Facility due 2025. In the first half of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem $650 million of 6.625% Senior Notes due 2025 and $400 million of 5.75% Senior Notes due 2024.

•    Liquidity and Net Debt

Liquidity at June 30, 2022 was €899 million, comprised of €156 million of cash and cash equivalents and €743 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,997 million at June 30, 2022 compared to €1,981 million at December 31, 2021.

In June 2022, the Pan-U.S. ABL was amended to increase the commitment from $400 million to $500 million, provide an incremental revolving credit facility accordion of up to $100 million, and replace the LIBOR reference rate by the SOFR reference rate.

In June 2022, the factoring facility in the U.S. at Muscle Shoals was reduced from $300 million available to $200 million.

In June 2022, the factoring facilities in Germany, Switzerland and Czech Republic were extended from 2023 to 2027 and the combined capacity increased from €150 million to €200 million.

•    Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €670 million to €690 million in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•    Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•    About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €6.2 billion of revenue in 2021.

Constellium’s earnings materials for the second quarter ended June 30, 2022, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Revenue	2,275	1,518	4,254	2,859
Cost of sales	(2,060)	(1,319)	(3,822)	(2,518)

Gross profit	215	199	432	341

Selling and administrative expenses	(75)	(67)	(143)	(127)
Research and development expenses	(10)	(9)	(21)	(20)
Other gains and losses - net	(134)	44	(24)	87

(Loss) / income from operations	(4)	167	244	281

Finance costs - net	(32)	(37)	(62)	(92)

(Loss) / income before tax	(36)	130	182	189

Income tax benefit / (expense)	4	(22)	(35)	(33)

Net (loss) / income	(32)	108	147	156

Net income attributable to:
Equity holders of Constellium	(34)	107	143	153
Non-controlling interests	2	1	4	3

Net (loss) / income	(32)	108	147	156

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	(0.24)	0.76	1.00	1.09
Diluted	(0.24)	0.73	0.97	1.04
Weighted average number of shares, (in thousands)
Basic	144,186	140,637	142,939	140,302
Diluted	144,186	146,730	147,184	146,730

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Net (loss) / income	(32)	108	147	156

Other comprehensive income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	79	24	155	89
Income tax on remeasurement on post-employment benefit obligations	(17)	2	(30)	(11)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(13)	3	(15)	(8)
Income tax on cash flow hedges	3	(1)	4	2
Currency translation differences	31	(1)	42	12

Other comprehensive income	83	27	156	84

Total comprehensive income	51	135	303	240

Attributable to:
Equity holders of Constellium	49	134	299	236
Non-controlling interests	2	1	4	4

Total comprehensive income	51	135	303	240

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Assets
Current assets
Cash and cash equivalents	156	147
Trade receivables and other	1,027	683
Inventories	1,360	1,050
Other financial assets	46	58

	2,589	1,938

Non-current assets
Property, plant and equipment	1,994	1,948
Goodwill	491	451
Intangible assets	57	58
Deferred tax assets	124	162
Trade receivables and other	60	55
Other financial assets	14	12

	2,740	2,686

Total Assets	5,329	4,624

Liabilities
Current liabilities
Trade payables and other	1,784	1,377
Borrowings	209	258
Other financial liabilities	97	25
Income tax payable	28	34
Provisions	22	20

	2,140	1,714

Non-current liabilities
Trade payables and other	45	32
Borrowings	1,949	1,871
Other financial liabilities	18	6
Pension and other post-employment benefit obligations	463	599
Provisions	96	97
Deferred tax liabilities	15	14

	2,586	2,619

Total Liabilities	4,726	4,333

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	159	(149)

Equity attributable to equity holders of Constellium	582	274
Non-controlling interests	21	17

Total Equity	603	291

Total Equity and Liabilities	5,329	4,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	143	143	4	147
Other comprehensive income / (loss)	—	—	125	(11)	42	—	—	156	—	156

Total comprehensive income / (loss)	—	—	125	(11)	42	—	143	299	4	303

Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2022	3	420	31	(15)	61	92	(10)	582	21	603

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	153	153	3	156
Other comprehensive income / (loss)	—	—	78	(6)	11	—	—	83	1	84

Total comprehensive income / (loss)	—	—	78	(6)	11	—	153	236	4	240

Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At June 30, 2021	3	420	(114)	3	(2)	75	(257)	128	16	144

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Net (loss) / income	(32)	108	147	156
Adjustments
Depreciation and amortization	70	65	136	128
Pension and other post-employment benefits service costs	6	10	11	17
Finance costs - net	32	37	62	92
Income tax (benefit) / expense	(4)	22	35	33
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	143	(15)	85	(45)
Losses on disposal	—	—	1	—
Other - net	4	3	8	5
Change in working capital
Inventories	—	(103)	(256)	(212)
Trade receivables	(77)	(126)	(287)	(234)
Trade payables	5	117	325	300
Other	20	(7)	4	—
Change in provisions	(2)	—	(4)	(4)
Pension and other post-employment benefits paid	(10)	(10)	(21)	(21)
Interest paid	(25)	(28)	(54)	(72)
Income tax (paid) / refunded	(19)	—	(23)	5

Net cash flows from operating activities	111	73	169	148

Purchases of property, plant and equipment	(51)	(42)	(84)	(74)
Property, plant and equipment grants received	—	4	1	7

Net cash flows used in investing activities	(51)	(38)	(83)	(67)

Proceeds from issuance of long-term borrowings	—	300	—	712
Repayments of long-term borrowings	(183)	(332)	(186)	(870)
Net change in revolving credit facilities and short-term borrowings	124	(3)	124	—
Lease repayments	(9)	(8)	(20)	(17)
Payment of financing costs and redemption fees	—	(10)	—	(26)
Transactions with non-controlling interests	(2)	(2)	(2)	(2)
Other financing activities	5	(32)	5	(29)

Net cash flows used in financing activities	(65)	(87)	(79)	(232)

Net (decrease) / increase in cash and cash equivalent	(5)	(52)	7	(151)
Cash and cash equivalents - beginning of year	160	342	147	439
Effect of exchange rate changes on cash and cash equivalents	1	—	2	2

Cash and cash equivalents - end of period	156	290	156	290

SEGMENT ADJUSTED EBITDA

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
P&ARP	95	94	177	162
A&T	63	42	116	61
AS&I	46	41	83	79
Holdings and Corporate	(6)	(7)	(11)	(11)

Total	198	170	365	291

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended June 30,		Six months ended June 30,
(in k metric tons)	2022	2021	2022	2021
Packaging rolled products	221	213	427	407
Automotive rolled products	61	59	120	122
Specialty and other thin-rolled products	10	12	21	22
Aerospace rolled products	20	13	36	26
Transportation, industry, defense and other rolled products	40	40	79	75
Automotive extruded products	30	29	60	63
Other extruded products	42	40	82	76

Total shipments	424	406	825	791

(in millions of Euros)
Packaging rolled products	985	648	1,837	1,167
Automotive rolled products	308	213	571	421
Specialty and other thin-rolled products	55	46	108	85
Aerospace rolled products	183	100	326	187
Transportation, industry, defense and other rolled products	278	187	520	345
Automotive extruded products	247	176	473	377
Other extruded products	254	169	487	318
Other and inter-segment eliminations	(35)	(21)	(68)	(41)

Total revenue	2,275	1,518	4,254	2,859

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Revenue	2,275	1,518	4,254	2,859
Hedged cost of alloyed metal	(1,550)	(886)	(2,777)	(1,651)
Revenue from incidental activities	(5)	(3)	(11)	(11)
Metal time lag	(16)	(54)	(110)	(85)

VAR	704	575	1,356	1,112

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Net (loss) / income	(32)	108	147	156
Income tax (benefit) / expense	(4)	22	35	33

(Loss) / income before tax	(36)	130	182	189
Finance costs - net	32	37	62	92

(Loss) / income from operations	(4)	167	244	281
Depreciation and amortization	70	65	136	128
Restructuring costs	—	2	—	3
Unrealized losses / (gains) on derivatives	141	(16)	84	(44)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	1	1	(1)
Losses on pension plan amendments	—	2	—	2
Share based compensation costs	5	3	9	7
Metal price lag (A)	(16)	(54)	(110)	(85)
Losses on disposal	—	—	1	—

Adjusted EBITDA	198	170	365	291

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021
Net cash flows from operating activities	111	73	169	148
Purchases of property, plant and equipment	(51)	(42)	(84)	(74)
Property, plant and equipment grants received	—	4	1	7

Free Cash Flow	60	35	86	81

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2022	At December 31, 2021
Borrowings	2,158	2,129
Fair value of net debt derivatives, net of margin calls	(5)	(1)
Cash and cash equivalents	(156)	(147)

Net debt	1,997	1,981

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

VAR is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.